EXHIBIT 99.1

RedHill Biopharma to Present at the 2017 MAP Conference

TEL-AVIV, Israel, March 22, 2017 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today announced that Ira Kalfus, MD, Medical Director at RedHill, will present RedHill’s RHB-104 Phase III development program for Crohn’s disease at the MAP (Mycobacterium avium subspecies paratuberculosis) Conference, on Saturday, March 25, 2017, at 9:00 am EDT, at Temple University, Philadelphia, PA.

RHB-104 is a Phase III-stage proprietary, orally-administered, potentially groundbreaking antibiotic combination therapy with potent intracellular, antimycobacterial and anti-inflammatory properties.

The development of RHB-104 is based on increasing evidence supporting the hypothesis that Crohn’s disease, and potentially other autoimmune diseases, are related to Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. The development of RHB-104 is consistent with the growing awareness of the possibility that a bacterially-induced dysregulated immune system may contribute to the pathogenesis of various autoimmune diseases of unknown etiology.

RedHill is currently conducting a first Phase III study with RHB-104 for the treatment of Crohn’s disease (the MAP US study) in up to 150 clinical sites in the U.S, Canada, Europe, Israel, Australia and New Zealand. The randomized, double-blind, placebo-controlled Phase III study is intended to evaluate the safety and efficacy of RHB-104 in patients with moderately to severely-active Crohn’s disease. A second independent Data and Safety Monitoring Board (DSMB) meeting of the MAP US study, expected in mid-2017, will include an interim efficacy analysis and will evaluate the option for an early stop for success for overwhelming efficacy according to a pre-specified statistical significance threshold.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (Tel-Aviv Stock Exchange:RDHL) is a specialty biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill has a U.S. co-promotion agreement with Concordia for Donnatal®, a prescription oral adjunctive drug used in the treatment of IBS and acute enterocolitis. RedHill’s clinical-stage pipeline includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study, a completed proof-of-concept Phase IIa study for multiple sclerosis and QIDP status for nontuberculous mycobacteria (NTM) infections; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA® (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered protease inhibitor, targeting pancreatic cancer and other solid tumors and (vii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015. More information about the Company is available at: www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to successfully market Donnatal®, (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; and (xii) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xiii) competitive companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 23, 2017. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com